      As filed with the Securities and Exchange Commission on August 11, 2004

Registration No. 333–117793

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to
Form S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Western Wireless Corporation

(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	91-163-8901 (I.R.S. Employer Identification Number)

3650 131st Avenue S.E.

Bellevue, Washington 98006
(425) 586-8700
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Jeffrey A. Christianson, Esq.

Senior Vice President, General Counsel and Secretary
Western Wireless Corporation
3650 131st Avenue S.E.
Bellevue, Washington 98006
(425) 586-8700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Barry A. Adelman, Esq.
Friedman Kaplan Seiler & Adelman LLP
1633 Broadway
New York, New York 10019
(212) 833-1100

      Approximate date of commencement of proposed sale to the public:     From time to time after the effective date of this registration statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

      Pursuant to Rule 429 under the Securities Act, the prospectus included in this registration statement is a combined prospectus and relates to this registration statement and registration statement No. 333-108723. This registration statement also constitutes Post-Effective Amendment No. 1 to registration statement No. 333-108723 and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this registration statement in accordance with Section 8(c) of the Securities Act. In the event any previously registered securities are offered prior to the effective date of this registration statement, they will not be included in any prospectus hereunder.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, dated August 11, 2004.

PROSPECTUS

Western Wireless Corporation

Class A Common Stock
Preferred Stock
Debt Securities

      We may offer from time to time the following types of securities:

•	shares of our Class A common stock;

•	shares of our preferred stock; or

•	our debt securities.

      The securities will have an aggregate initial offering price of up to $500,000,000 or the equivalent amount in U.S. dollars if any securities are denominated in a currency other than U.S. dollars.

      When we decide to sell a particular class or series of securities, we will provide specific terms of such securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated by reference into this prospectus, carefully before you invest.

       Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” that appears on page 2 of this prospectus and any section entitled “Risk Factors” that may be included in any prospectus supplement accompanying this prospectus.

       Our Class A common stock is traded on the Nasdaq National Market under the symbol “WWCA.”

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      We may sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, dealers and underwriters reserve the right to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents, dealers or underwriters. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

      This prospectus may not be used to consummate sales of securities unless accompanied by the applicable prospectus supplement.

The date of this prospectus is                     , 2004.

ABOUT THIS PROSPECTUS

      This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission. By using a shelf registration statement, we may sell, from time to time, in one or more offerings, any of the securities described in this prospectus.

      This prospectus only provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide an applicable prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

      You should rely only on the information contained in this prospectus, incorporated by reference into this prospectus or set forth in the prospectus supplement. We have not authorized anyone to give you additional, different or inconsistent information nor have we authorized anyone to make any representations in connection with this prospectus, any documents incorporated by reference into this prospectus or any prospectus supplement. Therefore, if anyone does provide you with additional, different or inconsistent information, you should not rely on it. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. The information contained in this prospectus and any applicable prospectus supplement speaks only as of the dates on the front of those documents. The information contained in the documents incorporated by reference speaks as of the date on which such documents were filed. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

OUR COMPANY

      We are one of the largest providers of rural wireless communications services in the United States. Our wireless operations are primarily in rural areas due to our belief that there are significant strategic advantages to operating in these areas. We believe rural markets provide growth opportunities greater than those that exist in more densely populated urban areas because these markets typically have lower current penetration rates and less competition.

      As of June 30, 2004, we provided wireless services under the CellularONE® and Western Wireless® brand names to approximately 1.3 million subscribers in the western United States using multiple digital and analog technologies. We operate in 88 rural service areas and 19 metropolitan service areas, with a combined population of approximately 11 million people. Our network is one of the nation’s largest rural wireless communications systems, covering approximately 25% of the continental United States in 19 western states. We support our customers through our retail locations throughout our service area and through our call centers in Manhattan, Kansas and Issaquah, Washington.

      A significant portion of our domestic revenues have historically been derived from roaming. Our network includes the four major technologies currently available in the U.S. These technologies include analog and three digital standards: Time Division Multiple Access (“TDMA”); Code Division Multiple Access (“CDMA”); and Global System for Mobile Communications (“GSM”). All of the digital technologies employed by us allow for enhanced capacity and data services.

      In addition, through our subsidiary, Western Wireless International, we are licensed to provide wireless communications services to over 72 million people in eight countries. As of June 30, 2004, Western Wireless International’s consolidated and unconsolidated subsidiaries served, in aggregate, approximately 1.4 million mobile subscribers. The primary business of Western Wireless International is the delivery of mobile telecommunications services in markets outside of the United States, including Slovenia, Austria, Ireland, Bolivia, Ghana, Haiti and Georgia. In certain markets, Western Wireless International’s operating companies also provide other telecommunications services, including fixed line services, wireless local loop, international long distance, Internet and mobile data services.

      We had income from continuing operations before cumulative change in accounting principle of $72.4 million for the six months ended June 30, 2004 and $1.9 million for the year ended December 31, 2003, and had a loss from continuing operations before cumulative change in accounting principle of approximately $215.3 million for the year ended December 31, 2002. At June 30, 2004, we had an accumulated deficit of $1.1 billion and a net capital deficiency of $162.3 million. We may incur additional losses, which could be significant, during the next several years, and there can be no assurance that we will be able to service our debt requirements and other financial needs. For additional risks relating to an investment in us, see the section entitled “Risk Factors” in this prospectus.

      We were organized in 1994. Our principal corporate office is located at 3650 131st Avenue S.E., Bellevue, Washington 98006. Our phone number is (425) 586-8700.

      As used in this prospectus, the terms “company”, “we”, “our”, “ours”, and “us” may, depending on the context, refer to Western Wireless Corporation or to one or more of its consolidated subsidiaries or to all of them taken as a whole. The term “Western Wireless International,” depending on the context, refers to our subsidiary Western Wireless International Holding Company or to one or more of its subsidiaries (or entities in which it has a minority interest) or to all of them taken as a whole.

RISK FACTORS

      You should read carefully this entire prospectus, the applicable prospectus supplement and the documents incorporated by reference herein and therein before investing in the securities offered under this prospectus and the applicable prospectus supplement. In addition, you should carefully consider the risk factors described below before investing in the securities offered under this prospectus and the applicable prospectus supplement. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

      This prospectus includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including statements regarding our future financial position or results of operations, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will be correct. Important factors that could cause actual results to differ materially from such expectations are disclosed below and elsewhere in this prospectus. See “Special Note Regarding Forward–Looking Statements.”

A significant portion of our revenues are derived from roaming and our failure to maintain favorable roaming arrangements could materially adversely affect our future operating results

      Roaming revenues accounted for approximately 14% of our total revenues for the six months ended June 30, 2004 and approximately 18%, 22% and 24% of our total revenues for the years ended December 31, 2003, 2002 and 2001, respectively. We have roaming agreements with most of the wireless carriers in North America, including AT&T Wireless, Cingular, T-Mobile USA, Verizon and Sprint PCS. Our largest roaming partner is AT&T Wireless who accounted for approximately 12% of our domestic revenues in 2003. In February 2004, our two largest roaming partners, AT&T Wireless and Cingular, announced a merger. We are unsure of the impact this will have on us, if any. In July 2004, we amended our TDMA roaming agreement with AT&T Wireless to provide that AT&T Wireless will continue to prefer our network for TDMA roaming services. This roaming agreement will expire on the earlier of June 15, 2006 or consummation of the AT&T Wireless and Cingular merger, in which case the roaming agreement with Cingular which expires in March 2008 will apply to the AT&T Wireless customers using our network.

      When our roaming agreements expire or are terminated, we may be unable to renegotiate these roaming agreements or to obtain roaming agreements with other wireless providers upon acceptable terms. Further, some competitors may be able to obtain roaming rates and terms that are more favorable than those obtained by us. AT&T Wireless and Cingular have announced their intention to transition their customer bases to a GSM platform. We also have additional long-term roaming agreements with T-Mobile USA, which expires December 2013, Cingular, which expires March 2008, and AT&T Wireless, which expires in December 2006, to provide GSM services to their customers using our network. We began offering GSM roaming services in the third quarter of 2003. If we are not able to maintain and expand our roaming footprint or complete our GSM buildout or maintain favorable roaming arrangements with other wireless carriers, our coverage area or pricing we offer relative to our competitors may not be as attractive. These factors would have a material adverse effect on our business, strategy, operations and financial condition. The inability to provide GSM service to the customers of national carriers who have deployed the GSM platform as they add new GSM customers would have a material adverse affect on our business, strategy, operations and financial condition.

      While our roaming agreements generally require other carriers’ customers to use our network when roaming, our roaming agreements generally do not prevent our roaming partners from acquiring licenses to provide competing services in our markets. Further, our roaming partners could negotiate a roaming agreement in all or portions of our markets with another wireless carrier. If any of our roaming partners were to acquire the required licenses and build networks in our markets or enter into roaming agreements with other wireless carriers that provide competing services in our markets and permit our roaming partners to roam on that other carrier’s network, we could lose a substantial portion of our roaming revenues in those markets, which could have a material adverse effect on our business, strategy, operations and financial condition. Our roamer revenue is also highly dependent upon pricing decisions made by our roaming partners. If our roaming partners include our territory in their customers’ home calling area, such as with national pricing plans, we will see more usage and revenue than if they charged roaming to their customers by the minute.

Our Universal Service Fund revenues are subject to changes in FCC regulations and may not continue if regulations change

      The Company is an Eligible Telecommunications Carrier in 14 states plus the Pine Ridge Indian reservation and is eligible to receive universal service support in 11 of these states plus the Pine Ridge Indian reservation. In 2004, the Company is seeking to broaden its Eligible Telecommunications Carrier status and eligibility to receive universal service support. There can be no assurance that the Company will be able to obtain Eligible Telecommunications Carrier status in additional areas and increase its eligibility for universal service support. Furthermore, the FCC is currently considering whether to change the rules governing the eligibility of cellular carriers to receive Universal Service Fund payments. Although the FCC is not expected to make any final decisions on changes in the rules until 2005 or later, there is a risk that the FCC and state commissions may impose additional regulatory obligations on Eligible Telecommunications Carriers that the Company may find unacceptable. At this time, it is not clear what impact changes in the rules, if any, will have on the Company’s continued eligibility to receive universal service support. Loss of Universal Service Fund revenues could adversely affect our future financial performance.

We have a significant amount of debt, which may limit our ability to raise additional capital to meet our future funding and debt service requirements

      As of June 30, 2004, our total consolidated long-term indebtedness was approximately $2.2 billion, including a current portion of $106.4 million. This includes long-term and current indebtedness of our international subsidiaries of $323.4 million and $74.1 million, respectively. The credit facilities of our international subsidiaries are used to finance their own operations and consist primarily of $193.2 million outstanding under our Austrian entity’s term loan, excluding accrued interest, $66.3 million outstanding under our Slovenian entity’s credit facility, and $50.0 million outstanding under our Bolivian entity’s credit facility.

      The present level of our debt could limit our ability to obtain future debt or equity financing on terms favorable to us or at all. The availability of additional financing is dependent upon the condition of the capital markets. The extent of additional financing that we may require will depend on, among other things, the success of our operations. Our existing debt also has substantial interest and principal payment obligations, which we will continue to need to meet through our operations or future financings. In the event we are unable to raise additional capital to meet our future funding and debt service requirements, our business, strategy, operations and financial condition could be materially adversely affected.

Certain restrictive covenants in our debt obligations could limit actions that we may take with respect to our business, and our failure to comply with such covenants could cause our debt to become immediately due and payable

      Our domestic credit facility and the indentures relating to our senior notes and our convertible subordinated notes contain, and any additional financing agreements may contain, certain restrictive covenants. Our domestic credit facility also requires us to make mandatory prepayments from excess cash flow and from proceeds of certain indebtedness. The restrictions in our domestic credit facility and our senior notes affect, and in some cases significantly limit or prohibit, among other things, our ability to incur indebtedness, sell assets, make investments and acquisitions, pay dividends and engage in mergers and consolidations. The restrictions in our convertible subordinated notes limit, among other things, our ability to engage in mergers and consolidations. Additionally, our domestic credit facility requires us to comply with certain financial covenants. While we are currently in compliance with such covenants, we cannot assure you that we will remain in compliance or will be able to obtain any modifications or waivers that might be required in the future. An event of default under our domestic credit facility, our convertible subordinated notes or our senior notes would allow the lenders or note holders to accelerate the maturity of such indebtedness. In such event, it is likely that all of our indebtedness would become immediately due and payable.

      The debt facilities of our international operating companies also contain certain restrictive covenants and financial covenants. Under the Slovenian credit facility, Western Wireless International Corporation has agreed to guarantee the loan and agreed to financial and other covenants, including, among other things, an obligation to fund cash shortfalls and restrictions which limit the ability of Western Wireless International Corporation and its majority owned subsidiaries to incur indebtedness, grant security interests, dispose of majority owned subsidiaries, enter into guarantees and distribute dividends. While we are currently in compliance with such covenants, we cannot assure you that we will remain in compliance or will be able to obtain modifications or waivers that might be required in the future.

      In May 2004, NuevaTel, S.A. (“NuevaTel”), a subsidiary of Western Wireless International, closed a $50 million credit facility agreement (“Bolivian Credit Facility”) with the Overseas Private Investment Corporation (“OPIC”) to refinance its bridge loan facility and provide funding for the implementation and expansion of NuevaTel’s network in Bolivia. The Bolivian Credit Facility contains certain restrictive covenants. Under the terms of the Bolivian Credit Facility, Western Wireless International Corporation has pledged its shares in NuevaTel to OPIC as security for the Bolivian Credit Facility and has entered into a sponsor support agreement with OPIC pursuant to which Western Wireless International Corporation has a maximum obligation to OPIC of $11.6 million. Western Wireless International Corporation secured this obligation by providing a letter of credit in favor of OPIC, secured by cash collateral of $11.6 million.

Our business will require substantial additional capital for continued growth, and our growth may be slowed if we do not have sufficient capital

      The continued growth and operation of our business will require additional funding for working capital, debt service, the enhancement and upgrade of our networks, the build-out of infrastructure to expand our coverage and possible acquisitions of spectrum licenses. In addition, we will need to use a substantial portion of our future cash flows from operations to make payments of principal and interest on our debt, thereby reducing funds that could be available for other purposes, such as working capital, the enhancement and upgrade of our network, the build-out of infrastructure to expand our coverage and possible acquisitions of spectrum licenses. Additionally, competitive factors, future declines in the United States or international economy, unforeseen construction delays, cost overruns, regulatory changes, engineering and technological changes and other factors may result in funding requirements in excess of current estimates or an inability to generate sufficient cash flow to meet our debt service obligations. We believe that domestic and international operating cash flow and available international loan facilities will be adequate to fund our capital expenditures and working capital requirements for the foreseeable future. Our domestic and international operating cash flow is dependent upon, among other things:

•	the amount of revenue we are able to generate from our customers;

•	the amount of operating expenses required to provide our services;

•	the cost of acquiring and retaining customers; and

•	our ability to grow our customer base.

      If we do not achieve planned operating cash flow targets, we may be required to curtail capital spending, reduce expenses, or otherwise modify our planned operations and/or seek additional debt or equity at the domestic or international level and/or restructure or refinance our existing financing arrangements. There can be no assurance that such funds or refinancing will be available to us on acceptable terms, if at all.

      The need for capital could also cause us to delay or abandon some of our planned growth and development or to seek to sell assets to raise additional funds, which could have a material adverse effect on our business, strategy, operations and financial condition.

      Given that a substantial portion of our assets consist of intangible assets, principally licenses granted by the FCC, the value of which will depend upon a variety of factors (including the success of our business and the wireless communications industry in general), there can be no assurance that our assets could be sold quickly enough, or for sufficient amounts, to enable us to meet our obligations.

We historically have sustained losses from continuing operations and we may not be profitable in the future

      We had income from continuing operations before cumulative change in accounting principle of $72.4 million for the six months ended June 30, 2004 and $1.9 million for the year ended December 31, 2003, and had a loss from continuing operations before cumulative change in accounting principle of approximately $215.3 million for the year ended December 31, 2002. At June 30, 2004, we had an accumulated deficit of $1.1 billion and a net capital deficiency of $162.3 million. We may incur additional losses, which could be significant, during the next several years, and there can be no assurance that we will be able to service our debt requirements and other financial needs.

We face substantial competition in all aspects of our domestic business

      We operate in highly competitive markets and there is substantial and increasing competition in all aspects of the wireless communications business. Competition for subscribers among wireless communications providers is based principally upon the services and features offered, the technical quality of the wireless system, customer service, system coverage, capacity and price. Each of our cellular markets faces at least one cellular competitor, such as Verizon, Alltel or Cingular. Additionally, there are personal communication services and enhanced specialized mobile radio competitors in most of our metropolitan service areas. Continuing industry consolidation has resulted in an increased presence of regional and national wireless operators within our service areas. Many of these national market competitors provide services comparable to ours and because they operate in a wider geographic area are able to offer no or low cost roaming and toll calls over a wider area. In addition, some national wireless operators have recently begun to build small networks in certain of the more densely populated or well-traveled portions of our service areas. The use of national advertising and promotional programs by national wireless operators run in our markets are also a source of additional competitive and pricing pressures even though these operators may not provide service in these markets. We also compete with wireless Internet, paging, dispatch services, resellers and land line telephone service providers in some of our service areas. Increasingly, cellular service is becoming a viable alternative to land line voice services for certain customer segments, putting cellular licensees in direct competition with traditional land line telephone service providers. One or two-way paging services that feature voice messaging and data display, as well as tone only service, may be adequate for potential subscribers who do not need to speak to the caller. Potential users of cellular systems may find their communications needs satisfied by other current and developing technologies.

      If the wireless communications industry continues to consolidate and we do not participate in that consolidation, even stronger competitors may be created. In 2003 the FCC eliminated the spectrum cap in all markets and the cellular cross-interest restriction in the larger, urban cellular markets. Effective July 8, 2004, the FCC also eliminated the cellular cross-interest restriction in rural service areas. These regulatory actions may facilitate the creation of larger and more formidable competitors. See also risk factor entitled “A significant portion of our revenues are derived from roaming and our failure to maintain favorable roaming arrangements could materially adversely affect our future operating results”.

      Several of our competitors also operate in multiple segments of the industry. In the future, we expect to face increased competition from entities providing similar services using other communications technologies. The auctioning of, and subsequent deployment of technology in, additional spectrum and the disaggregation of spectrum could also generate new competition for us. While some of these technologies and services are currently operational, others are being developed or may be developed in the future. Given the rapid advances in the wireless communications industry, there can be no assurance that new technologies will not evolve that will compete with our products and services. In addition, a number of our competitors have substantially greater financial, technical, marketing, sales, manufacturing and distribution resources. With so many companies targeting many of the same customers, we may not be able to successfully attract and retain customers and grow our customer base and revenues, which could have a material adverse affect on our future business, strategy, operations, and financial condition.

We face intense competition in our European operating companies

      In our European operating companies, competition based on price, subscription options offered, network coverage and service quality remains intense. As European markets have become increasingly saturated, the focus of competition has been shifting from customer acquisition to customer retention. Since customer acquisition and retention expenses are substantial, we will incur significant costs to attract new customers and retain existing customers and significant customer defections could have a material adverse effect on our business, strategy, operations and financial condition.

Failure to develop future business opportunities, such as wireless data services and to improve network coverage, quality and capacity within the markets that we currently serve may limit our ability to compete effectively and grow our business

      An important element of our strategy is to bring new telecommunications services, such as wireless data services, to rural America. In general, the development of new services in our industry requires us to anticipate and respond to varied and rapidly changing customer demand. In order to compete successfully against the other participants in the United States wireless industry, we will need to commercialize and introduce new services on a timely basis. The ability to deploy and deliver these services relies, in many instances, on new and unproven technology that will demand substantial capital outlays and spectrum capacity. Our available capital and spectrum may not be sufficient to support these services. We cannot guarantee that devices for such new services or applications for such devices will be commercially available or accepted in the marketplace, and we cannot assure that we will be able to offer these new services profitably. In addition, there could be legal or regulatory restraints on wireless data services as the applicable laws and rules evolve. If these services are not successful or if costs associated with implementation and completion of the introduction of these services materially exceed those currently estimated, our ability to retain and attract customers and our business, strategy, operations and financial condition could be materially adversely affected.

      We have essentially completed the network build-out of our domestic markets for which we hold licenses, and are now primarily focused on improving network coverage, quality and capacity within and around the markets we currently serve and completing the expansion of digital CDMA and GSM technologies throughout our markets. We cannot guarantee that we will be able to do so in a time frame that will permit us to remain competitive at the cost we expect or at all. Failure or delay in improving network coverage, quality and capacity on a timely basis or at all, or increased costs to accomplish such improvement, could have a material adverse effect on our business, strategy, operations and financial condition.

Our FCC licenses are subject to renewal and potential revocation in the event that we violate applicable laws. The loss of any of such licenses could materially and adversely affect our ability to service our customers

      Our licenses are subject to renewal upon the expiration of the ten-year period for which they are granted. Although the FCC has routinely renewed wireless licenses in the past, we cannot provide assurance that no challenges will be brought against our licenses in the future. Violations of the Communications Act or the FCC’s rules could result in license revocations, forfeitures, fines or non-renewal of licenses. We do not have any cellular licenses that are subject to the renewal process in 2004 and only two cellular licenses subject to renewal in 2005. While we believe that each of our cellular licenses will be renewed, there can be no assurance that all of the licenses will be renewed. If any of our licenses are forfeited, revoked or not renewed, we would not be able to provide service in that area unless we contract to resell the wireless services of another provider or enter into roaming agreements.

Government regulations determine how we operate, which could increase our costs and limit our growth, revenue and strategy plans

      The FCC regulates the licensing, construction, operation, acquisition and sale of our domestic business, and we are subject to laws and regulations of other federal, state and local government bodies. Future changes in regulation or legislation could impose significant additional costs on us, either in the form of direct out of pocket costs or additional compliance obligations, or subject us to sanctions, which may have a material adverse effect on our business. Additionally, Congress’ and the FCC’s continued allocation of additional spectrum for commercial mobile radio service carriers, which includes cellular and personal communication services and specialized mobile radio, could significantly increase competition.

      The rapid growth and penetration of wireless services has prompted the interest of the FCC, state legislatures and state Public Utility Commissions (“PUC”) to oversee certain practices by the wireless industry. These practices are generally in the form of efforts to regulate customer billing, termination of service arrangements, advertising, filing of “informational” tariffs, certification of operation, and other areas. While the Communications Act generally preempts state and local governments from regulating the entry of, or the rates charged by, wireless carriers, a state has authority to regulate “other terms and conditions” of service offerings by commercial mobile radio service carriers. The FCC has determined that the Communications Act does not preempt state damage claims as a matter of law, but whether a specific damage award is prohibited would depend upon the facts of a particular case. This determination may have the effect of increasing the number of class action suits brought against commercial mobile radio service carriers and the amount of damages awarded by courts.

      Individual states may also petition the FCC for permission to regulate the rates of commercial mobile radio service carriers. The FCC has denied petitions from several states seeking to impose such regulations. Several states have also proposed or enacted consumer protection regulations on commercial mobile radio service carriers. For example, do-not-call legislation is either proposed or has been enacted in all 50 states. In addition, the California PUC has proposed extensive consumer protection and privacy regulations for all telecommunications carriers. For example, the California PUC has adopted a consumer Bill of Rights designed to protect residential and small business customers. We believe that, if adopted, the rules will significantly alter our business practices in California with respect to nearly every aspect of the carrier-customer relationship, including solicitations, marketing, activations, billing and customer care. The California PUC is also contemplating rules to address other service quality issues, including service repair, service outages and toll operator answering time that could apply to commercial mobile radio service carriers. Such regulations, if approved, could expose carriers to increased legal responsibility for states’ varying standards of service quality and may materially impact our operating costs.

      At the local level, wireless facilities typically are subject to zoning and land use regulation, and may be subject to fees for use of public rights of way. Although local and state governments cannot categorically prohibit the construction of wireless facilities in any community, or take actions that have the effect of prohibiting construction, securing state and local government approvals for new tower sites may become a more difficult and lengthy process.

      Cellular licensees are subject to certain Federal Aviation Administration (“FAA”) regulations regarding the location, marking/lighting and construction of towers. Each tower requiring FAA notification also requires tower registration with the FCC. In addition, our facilities may be subject to regulation by the Environmental Protection Agency and the environmental regulations of the FCC under the National Environmental Policy Act and of certain states and localities.

Wireless local number portability could negatively impact our business

      The FCC’s final deadline for commercial mobile radio service carriers to implement service provider number portability was May 24, 2004. Number portability allows subscribers to keep their wireless phone number when switching to a different wireless service provider. We anticipate number portability will increase competition for existing customers. Since May 24, 2004, we have experienced increased churn attributable to number portability. A high rate of churn would adversely affect our results of operations by reducing revenue and increasing the cost of adding a new subscriber. Such costs generally include a commission expense and/or significant handset discounts, which are significant factors in income and profitability for participants in the wireless industry. We may be required to subsidize product upgrades and/or reduce pricing to match competitors’ initiatives and retain customers, which could adversely impact our revenue and profitability.

      Number portability is also scheduled to be introduced in our Austrian market in the third quarter of 2004. We anticipate number portability will further increase competition for existing Austrian customers, which may put downward pressure on subscriber growth and increase churn, which is likely to increase our international costs. A high rate of churn in our Austrian business would adversely affect our results of operations because of loss of revenue and the cost of adding a new subscriber. As with our domestic operations, we may be required to subsidize product upgrades and/or reduce pricing to match competitors’ initiatives and retain customers, which could adversely impact our revenue and profitability.

Concerns about health and safety risks may discourage use of wireless services, result in liability issues and materially adversely affect our business

      Media reports have suggested that radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services. In recent years, the FCC and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that wireless technologies pose health concerns and cause interference with airbags, hearing aids and medical devices.

      The Food and Drug Administration has issued guidelines for the use of wireless phones by pacemaker wearers. The FCC’s safety limits for human exposure to radio frequency emissions went into effect September 1, 2000. After September 1, 2000 if any facility, operation or device is found to be non-compliant with radio frequency emissions guidelines, and if any required environmental assessment has not been filed, penalties ranging from fines to license forfeiture may be imposed.

      Lawsuits have been filed against us, other wireless carriers and other participants in the wireless industry, asserting product liability, breach of warranty, adverse health effects and other claims relating to radio frequency transmissions to and from handsets and wireless data devices. Some of these lawsuits allege other related claims, including negligence, strict liability, conspiracy and the misrepresentation of or failure to disclose these alleged health risks. The complaints seek substantial monetary damages as well as injunctive relief. The defense of these lawsuits may divert our management’s attention, we may incur significant expenses in defending these lawsuits and we may be required to pay significant awards or settlements.

      Additional studies of health effects of wireless services are ongoing and new studies are anticipated. If such further research establishes any link between the use of handsets and health problems, such as brain cancer, then usage of, and demand for our services may be significantly reduced, and we could be required to pay significant expenses in defending lawsuits and significant awards or settlements, any or all of which could have a material adverse effect on our business, strategy, operations and financial condition.

      We may also be subject to potential litigation relating to the use of handsets and wireless data devices while driving. Some studies have indicated that using these devices while driving may impair drivers’ attention. Legislation has been proposed in the United States Congress and many state and local legislative bodies to restrict or prohibit the use of wireless phones while driving motor vehicles. To date, New York State and some localities in the United States have passed laws restricting the use of handsets while driving, and similar laws have been enacted in other countries. Additionally, some jurisdictions have passed laws restricting the use of handsets by persons such as school bus drivers and novice drivers. These laws or, if passed, other laws prohibiting or restricting the use of wireless handsets while driving, could reduce sales, usage and revenues, any or all of which could have a material adverse effect on our business, strategy, operations and financial condition.

      Finally, we cannot be certain that we or the wireless industry in general may not be subject to litigation should a situation arise in which damage or harm occurs as a result of interference between a commercial mobile radio service carrier such as us and a public safety licensee, such as a “911” emergency operator, or any failure of any such “911” emergency call while using our network.

Any restructuring, spin-off or divestiture transaction could have a material effect on our business, financial condition, liquidity or results of operations

      As part of our overall business strategy, we regularly evaluate opportunities and alternatives, including acquisitions, dispositions, investments, and sources of capital, consummation of any of which could have a material effect on our business, financial condition, liquidity or results of operations. In this regard, we are investigating a spin-off or divestiture of our international operations. Although we are giving serious consideration to a spin-off of our international operations, no decision has been made as to whether to proceed with such a transaction. Any such decision would be subject to numerous conditions, including, among others, approval by our board of directors of the terms and conditions of such a transaction, favorable market and financing conditions, the tax effects of such a transaction and any required governmental and third-party approvals.

If we lose any member of our management team, our business could suffer

      We depend on the continued services of our management team. If we fail to retain the services of any member of our senior management, our business, strategy, operations and financial condition may be adversely affected.

Control by management may discourage potential acquisitions of our business and may have a depressive effect on the market price for our Class A Common Stock

      Holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. Each share of Class B common stock is convertible at any time into one share of Class A common stock. John W. Stanton and Theresa E. Gillespie, our Chairman and Chief Executive Officer and our Vice Chairman, respectively, are husband and wife and beneficially represent 43.4% of the combined voting power of the common stock. Such voting control by such holders and certain provisions of Washington law affecting acquisitions and business combinations, which we have incorporated into our articles of incorporation, may discourage certain transactions involving an actual or potential change of control of us, including transactions in which the holders of Class A common stock might receive a premium for their shares over the then-prevailing market price, and may have a depressive effect on the market price for Class A common stock.

Western Wireless International operates in certain countries with significant political, social and economic uncertainties which could have a material adverse effect on its operations in these countries

      Western Wireless International accounted for approximately 43% of our total revenues for the six months ended June 30, 2004 and approximately 35%, 26% and 12% of our total revenues for the fiscal years ended 2003, 2002 and 2001, respectively. We operate in countries in a republic of the former Soviet Union, Africa, the Caribbean and South America. These countries face significant political, social and/or economic uncertainties which could have a material adverse effect on our operations in these areas. These uncertainties include:

•	possible internal military conflicts and/or civil unrest fueled by economic and social crises in those countries;

•	political instability and bureaucratic infighting between government agencies with unclear and overlapping jurisdictions;

•	pervasive regulatory control of the state over the telecommunications industry; and

•	the failure by government entities to meet their outstanding foreign debt repayment obligations.

      We cannot assure you that the pursuit of economic reforms by the governments of any of these countries will continue or prove to be ultimately effective, especially in the event of a change in leadership, social or political disruption or other circumstances affecting economic, political or social conditions.

      In February 2004, rebels in opposition to President Jean-Bertrand Aristide gained control of several of Haiti’s key cities ultimately resulting in Aristide’s resignation. In March 2004, a multinational peacekeeping force, including U.S. Marines, arrived in Haiti to secure key areas and restore order in the country. COMCEL’s network remained operational during this period of civil unrest with the exception of temporary interruption in communication services to some parts of the country. COMCEL’s operations were back to normal throughout the second quarter of 2004.

Western Wireless International encounters significant economic, legal and physical risks by operating abroad

      Western Wireless International runs a number of risks by investing in foreign countries including:

•	loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

•	involuntary changes to the licenses issued by foreign governments;

•	changes in foreign and domestic laws and policies that govern operations of overseas-based companies;

•	amendments to, or different interpretations or implementations of, foreign tax laws and regulations that could adversely affect the profitability after tax of our joint ventures and subsidiaries;

•	criminal organizations in certain of the countries in which we operate that could threaten and intimidate our businesses; and

•	high levels of corruption and non-compliance with the law exist in some of the countries in which we operate businesses.

Our customer growth in Slovenia is negatively impacted by the pricing practices of the state-owned telephone company who is also our competitor

      In Slovenia, our largest competitor, the state-owned telephone company which has a market share of approximately 75%, charges its customers an exceptionally high tariff to call the customers of our Slovenian operating company, Vega. As a result, potential customers are inhibited from subscribing to Vega’s service since it will be prohibitively expensive for most Slovenians to call them. We believe that these pricing practices are anti-competitive and that they violate regulations of Slovenia and the European Union. If the Slovenian telephone company does not suspend these practices, we may be unable to realize a return on our investment and may be required to impair our investment in our Slovenian operating company. At December 31, 2003, the long-term assets in our Slovenian entity were approximately $100 million.

Certain of the government licenses on which Western Wireless International depends could be canceled or revoked, impairing the development of Western Wireless International’s operations in these countries, and making Western Wireless International liable for substantial penalties

      The licensing, construction, operation and ownership of communications systems, and the granting and renewal of applicable licenses and radio frequency allocations, are regulated by governmental entities in each of the countries in which Western Wireless International’s operating companies conduct business. Our failure or inability to renew these licenses, or if they are renewed on terms and conditions that are less favorable to us than the terms and conditions that are currently in place, may have a material adverse effect on our operations. Western Wireless International’s licenses which allow Western Wireless International’s operating companies to provide wireless licenses were initially granted for terms of 15 or 20 years and in some cases there are not explicit provisions in the licenses which allow for renewal.

      Under the terms of the Ghana license, Western Wireless International’s operating company was required to meet certain customer levels and build-out requirements by February 2002. This company was unable to meet the required customer levels and build-out requirements due to the inability of the regulator to provide spectrum and enforce interconnection with the incumbent telephone company and all development has been suspended. The National Communication Authority of Ghana has assessed a penalty claim of approximately $71 million for not meeting these build-out requirements. Western Wireless International has contested this fine on the basis that the government and the National Communication Authority of Ghana failed to deliver the key commitments of spectrum and interconnection and does not believe the enforcement of these penalties is probable, but there can be no assurance to that effect.

Western Wireless International’s operating results will be impacted by foreign currency fluctuations

      Western Wireless International is exposed to risk from fluctuations in international economic conditions and foreign currency rate fluctuations which could have a material impact on its results of operations and financial condition. Certain of our international subsidiaries have functional currencies other than the United States dollar and their assets and liabilities are translated into United States dollars at exchange rates at the end of a quarterly or annual period. Income and expense items are translated at the average exchange rates prevailing during such period. For net loss periods, a devaluation in the United States dollar would result in an increase in our net loss for such periods.

SPECIAL NOTE REGARDING FORWARD–LOOKING STATEMENTS

      Statements made in this prospectus, in any documents incorporated by reference in this prospectus or in any prospectus supplement that are not based on historical fact, including, without limitation, statements containing the words “believes”, “may”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and words of similar import, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are subject to a number of risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond our control and which may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others:

•	general economic and business conditions, nationally, internationally and in the regions and countries in which we operate;

•	demographic changes;

•	technology changes;

•	increased competition;

•	changes in business strategy or development plans;

•	our high leverage and our ability to access capital markets;

•	our ability to attract and retain qualified personnel;

•	existing governmental regulations and changes in, or the failure to comply with, governmental regulations, including wireless number portability;

•	our ability and the cost of acquiring additional spectrum licenses;

•	product liability and other claims asserted against us; and

•	other factors referenced in this prospectus, including, without limitation, factors discussed under the captions “Summary” and “Risk Factors” or elsewhere in our reports filed with the Securities and Exchange Commission.

      Given these uncertainties, we caution you not to place undue reliance on such forward-looking statements. We also disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,								Six Months
									Ended June 30,
	1999		2000	2001		2002		2003	2004

Ratio of earnings to fixed charges	0.65	(1)	1.42	0.04	(1)	0.33	(1)	1.19	2.30

(1)	The deficiency of earnings to cover fixed charges for the year ended December 31, 1999 was $35.2 million, for the year ended December 31, 2001 was $156.8 million, for the year ended December 31, 2002 was $106.5 million.

USE OF PROCEEDS

      Unless we indicate otherwise in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include, but not be limited to, repayment or refinancing of indebtedness, working capital, capital expenditures, acquisitions and repurchases and redemptions of securities.

GENERAL DESCRIPTION OF SECURITIES THAT WE MAY SELL

      We, directly or through agents, dealers or underwriters that we may designate, may offer and sell, from time to time, up to $500,000,000 (or the equivalent amount in U.S. dollars if any securities are denominated in a currency other than U.S. dollars) aggregate initial offering price of:

•	shares of our Class A common stock;

•	shares of our preferred stock; or

•	our debt securities.

      We may issue debt securities and/or preferred stock that are exchangeable for and/or convertible into Class A common stock or any of the other securities that may be sold under this prospectus. When particular securities are offered, a supplement to this prospectus will be delivered with this prospectus, which will describe the terms of the offering and sale of the offered securities.

DESCRIPTION OF COMMON STOCK

      Our authorized capital stock consists of 300,000,000 shares of Class A common stock and Class B common stock, no par value, and 50,000,000 shares of preferred stock, no par value. As of June 30, 2004, there were 85,135,780 shares of Class A common stock issued and outstanding held by 184 holders of record, 6,792,323 shares of Class B common stock issued and outstanding held by 43 holders of record and no shares of preferred stock outstanding. We describe the preferred stock under the heading “Description of the Preferred Stock” below.

      This section summarizes the general terms of our Class A common stock that we may offer. A prospectus supplement relating to the Class A common stock offered will state the number of shares offered, the initial offering price and the market price, dividend information and any other relevant information. The following summary does not, and the applicable prospectus supplement will not, describe every aspect of the Class A common stock. When evaluating the Class A common stock, you should also refer to all of the provisions of our articles of incorporation, our bylaws and the Washington Business Corporation Act. Our articles of incorporation and bylaws are incorporated by reference in the registration statement of which this prospectus is a part.

Terms of the Common Stock

      Other than with respect to voting rights, the Class A and Class B common stock have identical rights. The Class A common stock has one vote per share and the Class B common stock has ten votes per share. Shares of Class B common stock generally convert automatically into shares of Class A common stock on a share-for-share basis immediately upon any transfer of the Class B common stock other than a transfer from an original holder of Class B common stock to certain affiliates of such holder.

      Holders of our classes of common stock have no cumulative voting rights and no preemptive, subscription or sinking fund rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our classes of common stock will be entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our classes of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference to any then outstanding preferred stock.

      Our articles of incorporation permit the redemption of our classes of common stock from shareholders where necessary to protect our regulatory licenses.

Certain Provisions of Our Articles of Incorporation and Bylaws Affecting Shareholders

Special Meetings Of Shareholders; Shareholder Action By Written Consent

      Our bylaws provide that any action required or permitted to be taken by our shareholders may be effected at a duly called annual or special meeting of shareholders or by unanimous consent in writing. Additionally, our articles of incorporation and bylaws provide that special meetings of shareholders may be called only by a majority of the board of directors or an authorized committee thereof.

Advance Notice Requirements For Shareholder Proposals And Director Nominations

      Our bylaws provide that shareholders seeking to bring business before or to nominate directors at any meeting of shareholders must provide timely notice thereof in writing. To be timely, a shareholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than (i) with respect to an annual meeting, 120 calendar days in advance of the one-year anniversary of the date that our proxy statement was released to shareholders in connection with the previous year’s annual meeting, except that if no annual meeting was held in the previous year or if the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year’s proxy statement, we must receive such notice a reasonable time before our proxy statement is to be released and (ii) with respect to a special meeting of shareholders, a reasonable time before our proxy statement is to be released. Our bylaws also specify certain requirements for a shareholder’s notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders or from making nominations for directors.

Director And Officer Indemnification

      The Washington Business Corporation Act provides that a Washington corporation may include provisions in its articles of incorporation relieving each of its directors of monetary liability arising out of his or her conduct as a director for breach of his or her fiduciary duty except liability for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Washington Business Corporation Act (which section relates to unlawful distributions) or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled. Our articles of incorporation include such provisions. Our articles of incorporation and bylaws provide that we shall, to the fullest extent permitted by the Washington Business Corporation Act, as amended from time to time, indemnify and advance expenses to each of our currently acting and former directors and officers, and may so indemnify and advance expenses to each of our current and former employees and agents, subject to certain exceptions in the bylaws. We believe the foregoing provisions are necessary to attract and retain qualified persons as directors and officers. We have entered into separate indemnification agreements with certain of our directors and executive officers in order to effectuate such provisions.

Provisions Affecting Acquisitions And Business Combinations

      Section 23B.19 of the Washington Business Corporation Act, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” (such as a merger or sale of assets) with an “acquiring person” who acquires more than 10% of the voting securities of the target corporation for a period of five years after such acquisition, unless the transaction or such acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date the “acquiring person” becomes an “acquiring person” for purposes of Section 23B.19. Our articles of incorporation provide that we will be subject to such prohibitions and shall remain subject to such prohibitions even if they are ever repealed. Because each of our shareholders who beneficially own 10% or more of our outstanding voting securities as of the date of this prospectus acquired their shares prior to our initial public offering, none of them will be deemed to be an “acquiring person” for the purposes of these prohibitions.

Transfer Agent And Registrar

      Our transfer agent and registrar for our Class A common stock is Mellon Investor Services LLC, New York, New York.

DESCRIPTION OF PREFERRED STOCK

      This section summarizes the general terms of the preferred stock that we may offer. A prospectus supplement relating to a particular series of preferred stock will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. If any particular terms of a series of preferred stock described in the applicable prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will be deemed to supersede the terms described in this prospectus. The following summary does not, and the applicable prospectus supplement will not, describe every provision of a particular series of preferred stock. When evaluating a particular series of preferred stock, in addition to the description of the specific terms of the series of preferred stock being offered, you also should refer to all of the provisions of our articles of incorporation, our bylaws and Washington corporate law. In connection with the issuance and sale of a series of preferred stock, an amendment to our articles of incorporation establishing the terms of the series of preferred stock that were described in the applicable prospectus supplement will be filed as an exhibit to or incorporated by reference into the registration statement.

General

      Our board of directors is authorized to issue shares of preferred stock, in one or more series, and to fix for each series voting powers and those preferences and relative, participating, optional or other special rights and those qualifications, limitations or restrictions as are determined by our board and are permitted by the Washington corporate law.

      Our board of directors is authorized to determine the terms for each series of preferred stock, and the applicable prospectus supplement will describe the terms of any series of preferred stock being offered, including:

•	the designation of the shares and the number of shares that constitute the series;

•	the dividend rate (or the method of calculation thereof), if any, on the shares of the series and the priority as to payment of dividends with respect to other classes or series of our capital stock;

•	the dividend periods for the payment of dividends, if any, on the shares of the series;

•	the voting rights of the shares of the series;

•	the liquidation preference and the priority as to payment of the liquidation preference with respect to other classes or series of our capital stock;

•	whether and on what terms the shares of the series will be subject to redemption or repurchase at our option;

•	whether the shares of the series will receive the benefit of a sinking fund;

•	whether and on what terms the shares of the series will be convertible into or exchangeable for other securities;

•	whether the shares of the series will be listed on a securities exchange;

•	any other terms not inconsistent with our articles of incorporation, our bylaws or Washington corporate law; and

•	other powers, preferences, rights and privileges and any qualifications, limitations or restrictions of the rights or privileges of the series.

Dividends

      Holders of shares of a series of preferred stock will be entitled to receive, when and as declared by our board of directors, dividends payable at the dates and at the rates, if any, per share per annum as set forth in the applicable prospectus supplement.

      For each series of preferred stock, the applicable prospectus supplement will set forth, among other things, whether dividends are payable on such series and, if so, the dividend rates, which may be variable or fixed or both, whether the dividends will be cumulative or non-cumulative, whether payable in cash or in kind, the dates of distribution and the priority as to payment of dividends with respect to other classes or series of our capital stock.

Convertibility

      Our board of directors is authorized to determine the rights, if any, of holders of preferred stock of any series to convert or exchange such shares of preferred stock of such series for shares of any other series of capital stock or for any other of our securities, property or assets (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and any adjustment thereof, the time or times during which the right to convert or exchange will be applicable and the time or times during which a particular price or rate shall be applicable).

      No series of preferred stock will be convertible into, or exchangeable for, other securities, property or assets, except as set forth in the applicable prospectus supplement.

Redemption and Sinking Fund

      Our board of directors is authorized to determine whether or not the shares of a series of preferred stock will be redeemable, and, if so, the terms and conditions of such redemption (including the date or dates upon or after which they will be redeemable, the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates, and whether any shares of that series will be redeemed pursuant to a retirement or sinking fund or otherwise and the terms and conditions of such obligation).

      No series of preferred stock will be redeemable or receive the benefit of a sinking fund, except as set forth in the applicable prospectus supplement.

Liquidation Rights

      Unless otherwise set forth in the applicable prospectus supplement, in the event of our liquidation, dissolution or winding up, the holders of shares of each series of preferred stock will be entitled to receive out of our assets available for distribution to shareholders (before any distribution of assets is made to holders of (i) any other shares of a series of preferred stock ranking junior to that series of preferred stock as to rights upon liquidation, dissolution or winding up and (ii) shares of common stock), liquidating distributions per share in the amount of the liquidation preference specified in the applicable prospectus supplement for that series of preferred stock plus any dividends accrued and accumulated but unpaid to the date of final distribution. Unless otherwise specified in the applicable prospectus supplement, neither a consolidation or merger of us with another corporation nor a sale of all or substantially all of our assets will be considered a liquidation, dissolution or winding up of us.

Voting Rights

      The holders of each series of preferred stock we may issue will have no voting rights, except as required by law and as described in the applicable prospectus supplement. Our board of directors may, upon issuance of a series of preferred stock, grant voting rights to the holders of that series to elect additional board members if we fail to pay dividends in a timely fashion.

      Without the affirmative vote of holders of a majority of the shares of an applicable series of preferred stock then outstanding, we may not alter or change the powers, preferences or special rights of the shares of that series.

Miscellaneous

      Unless otherwise set forth in the applicable prospectus supplement, the holders of our preferred stock will have no preemptive rights. All shares of a series of preferred stock being offered by the applicable prospectus supplement will be fully paid and, unless otherwise provided in the applicable prospectus supplement, not liable to further calls or assessment by us. If we should redeem or otherwise reacquire shares of any series of our preferred stock, then such shares will resume the status of authorized and unissued shares of preferred stock undesignated as to series, and will be available for subsequent issuance.

No Other Rights

      The shares of a series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable prospectus supplement, our articles of incorporation, our bylaws, the applicable amendment to our articles of incorporation or as otherwise required by the Washington corporate law.

Transfer Agent and Registrar

      The transfer agent and registrar for each series of preferred stock will be designated in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

      This section summarizes general terms of the debt securities that we may offer. A prospectus supplement relating to a particular series of debt securities will describe all material terms of that series, which may be in addition to or different from the general terms summarized in this section. If any particular terms of a series of the debt securities described in the applicable prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will be deemed to supersede the terms described in this prospectus. The following summary does not, and the applicable prospectus supplement will not, describe every provision of a particular series of debt securities. When evaluating a particular series of debt securities, in addition to the description of the specific terms of the series of debt securities being offered, you also should refer to all provisions of the applicable indenture and the Washington corporate law.

      When we refer to “Western Wireless,” “we,” “us” or “our” in this section or when we otherwise refer to ourselves in this section, we mean Western Wireless Corporation, excluding, unless otherwise expressly stated or the context requires, our subsidiaries.

General

      The debt securities that we may offer will be unsecured obligations and will either be senior debt securities or subordinated debt securities. Senior debt securities will be issued under a debt indenture and subordinated debt securities will be issued under a subordinated debt indenture. The forms of both the debt indenture and the subordinated debt indenture have been filed as exhibits to the registration statement of which this prospectus is a part. Where we make no distinction in our summary between senior debt securities and subordinated debt securities or between the debt indenture and the subordinated debt indenture, the applicable information refers to all debt securities and both of the indentures, as the case may be.

      The issuance of a particular series of debt securities will be under a supplemental indenture to the debt indenture or the subordinated debt indenture which, upon issuance and sale of such series of debt securities, will be filed as an exhibit to the registration statement of which this prospectus is a part. The indentures do not limit the amount of debt securities that we may issue. However, certain of our existing or future debt agreements may limit the amount of debt securities we may issue. We can issue debt securities from time to time and in one or more series as determined by us. In addition, we can issue debt securities of any series with terms different from the terms of debt securities of any other series. We will provide for the specific terms of a series of debt securities in a supplemental indenture. The supplemental indenture will establish and set forth the specific terms of a series of debt securities as well as any deletions from, modifications of, or additions to, the applicable indenture.

      The applicable prospectus supplement relating to a particular series of debt securities will describe the specific terms of such series of debt securities being offered, including, where applicable, the following:

•	the title and series designation and aggregate principal amount of the debt securities of the series;

•	the price or prices at which the debt securities of the series will be issued;

•	the date or dates on which the principal amount and premium, if any, of debt securities of the series are payable;

•	the interest rates of the debt securities of the series or the method for calculating the interest rates, the date from which interest will accrue and the date on which interest will be payable;

•	the place or places where the principal, premium, if any, and interest, if any, will be payable and where the debt securities of the series can be surrendered for transfer, conversion or exchange;

•	whether the interest on the debt securities of the series will be paid in cash or in our securities, assets or other property;

•	our right, if any, to redeem the debt securities of the series and the terms and conditions upon which the debt securities of the series may be redeemed, in whole or in part;

•	any mandatory or optional sinking fund or analogous provisions applicable to the debt securities of the series;

•	whether and on what terms the debt securities of the series will be convertible or exchangeable into our other securities;

•	whether the debt securities of the series will be senior debt securities which would be issued under the debt indenture or subordinated debt securities which would be issued under the subordinated debt indenture and, if so, which securities it will be senior or subordinate to;

•	whether the debt securities of the series, in whole or in part, will be defeasible;

•	any deletions from, modifications of or additions to the events of default or our covenants or other terms set forth in the indenture that would apply to the debt securities of the series;

•	the denominations in which any registered debt securities of the series are to be issuable;

•	if other than U.S. dollars, the currency of payment of principal, premium, if any, and interest, if any, on the debt securities of the series;

•	any terms applicable to the debt securities of the series issued at an issue price below their stated principal amount, including the issue price thereof and the rate or rates at which the original issue discount will accrete;

•	whether the debt securities of the series are to be issued in fully registered form without coupons or are to be issued in the form of one or more global securities in temporary global form or permanent global form;

•	whether the debt securities of the series are to be issuable in registered or bearer form and any other terms required to establish a series of bearer securities, including, but not limited to, tax compliance, registration and transfer procedures;

•	any special United States Federal income tax considerations applicable to the debt securities of the series; and

•	other terms of the debt securities of the series not inconsistent with our articles of incorporation, our bylaws or the Washington corporate law.

      The above is not intended to be an exclusive list of the types of terms that may be applicable to any series of debt securities and we are not limited in any respect in our ability to issue debt securities with terms different from or in addition to those described above or elsewhere in this prospectus. The applicable prospectus supplement for any series of debt securities will describe the terms of that particular series of debt securities.

Conversion or Exchange Rights

      We will set forth in the applicable prospectus supplement the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock or other securities. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of common stock or other securities of ours that the holders of the series of debt securities receive would be subject to adjustment.

Global Debt Securities

      We may issue the debt securities of a series in the form of one or more global debt securities. We will deposit the debt securities of a series with, or on behalf of, a depositary identified in the applicable prospectus supplement. We will issue the global debt securities of a series in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such global debt security or securities. Unless it is exchanged in whole for debt securities in definitive registered form, a global debt security of a series may only be transferred as a whole by:

•	the depositary for such global debt security to a nominee of such depositary;

•	a nominee of the depositary for such global debt security to such depositary or another nominee of such depositary; or

•	the depositary for such global debt security or any nominee to a successor of the depositary or a nominee of such successor.

      The specific terms of the depositary arrangement with respect to a series of debt securities represented by a global debt security will be described in the applicable prospectus supplement. We anticipate that the following provisions will apply to all such depositary arrangements.

      You may own a beneficial interest in a global debt security of a series only if you are a participant of and have an account with the depositary for such global debt security or hold an interest through a participant with an account with the depositary. Upon the issuance of a global debt security of a series, the depositary for such global debt security will credit the participant account on its book-entry registration and transfer system with the respective principal amounts of the debt securities represented by such global debt security beneficially owned by such participant. Initially, the accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such debt securities. Your ownership of a beneficial interest in a global debt security of a series will be shown on, and the transfer of such ownership interests will be effected through, the depositary’s records for such global debt security (if you are a participant) and on the records of the depositary’s account holder (if you own securities through a participant). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge beneficial interests in global debt securities of a series.

      So long as the depositary for a global debt security of a series, or its nominee, is the registered owner of such global debt security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by such global debt security for all purposes under the indentures. Except as described below, if you own a beneficial interest in a global debt security of a series, you will not be entitled to have the debt securities represented by such global debt security registered in your name, will not be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owner or holder of such debt security under the indentures. Accordingly, you must rely on the procedures of the depositary for your global debt security and, if you own through a participant having an account with the depositary, on the procedures of such person, to exercise any rights of a holder under the indentures. If we request any action of holders or if an owner of a beneficial interest in a global debt security of a series desires to take any action which it is entitled to take, the depositary for such global debt security would authorize the participant holding the relevant beneficial interests to give or take such action, and such participants would authorize the beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      We will pay the principal and any interest or premium on a global debt security of a series to the depositary or its nominee. Neither we, the trustee nor any of our agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global debt security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      We expect that the depositary for any global debt security of a series, upon receipt of any payment of principal, premium or interest in respect of such global debt security, will immediately credit the participants’ accounts with payments in amounts proportionate to its respective beneficial interest in such registered global debt security as shown on the records of the depositary.

      If you own a beneficial interest in a global debt security of a series through a participant, we expect that payments to you by the participant will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

      If the depositary for any global debt security of a series is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 we will appoint a successor. If we do not appoint a successor depositary registered as a clearing agency within 90 days, we will issue the affected debt securities in definitive form in exchange for such global debt security. In addition, we may determine not to have any of the debt securities of a series represented by global debt securities and, in such event, will issue debt securities of such series in a definitive form in exchange for all of the global debt securities representing such debt securities. Any debt securities issued in definitive form in exchange for a global debt security of a series will be registered in such name or names as the depositary shall instruct the trustee. We expect that the depositary’s instructions regarding the ownership of beneficial interests in such global debt security will be based on directions given by the participants.

      We may also issue bearer debt securities in global form, which we will refer to as a “bearer global security,” that will be deposited with a common depositary for Euro-clear and CEDEL, or with a nominee for such depositary we identify in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, with respect to any portion of a series of debt securities to be represented by a bearer global security, will be described in the applicable prospectus supplement.

Consolidation, Merger and Sale of Assets.

      The indentures provide that we may not consolidate or merge with or into, or transfer or lease our assets substantially as an entirety to any person unless:

•	either we are the continuing corporation or the successor corporation to which our assets are transferred or leased shall be organized under the laws of the United States or any state of the United States or the District of Columbia and shall expressly assume our obligations on the series of debt securities; and

•	after the consolidation, merger, transfer or lease, no event of default on the series of debt securities will have occurred and be continuing.

      Unless otherwise described in the applicable prospectus supplement relating to a series of debt securities, no covenants or other provisions in the indentures provide for a right to sell the debt securities of such series, an increase in the rate of interest or the debt securities of such series or otherwise afford you additional protection in the event of a recapitalization transaction, a change of control over us or a highly leveraged transaction.

Events of Default

      The following events are events of default under the indentures for any series of debt securities:

•	a default in payment of any interest for 30 days on any debt securities of such series;

•	a default in payment of all or any part of the principal of the debt securities of such series when due, either at maturity or upon any redemption;

•	a default in payment of any sinking fund installment for the benefit of such series when due;

•	a default in the performance, or breach, of any covenant or warranty of ours contained in the indenture for the benefit of such series of debt securities, and the continuance of such a default or breach for a period of 60 days after written notice is given as provided in the indenture; or

•	certain events of bankruptcy, insolvency or reorganization.

      Unless otherwise set forth in the applicable prospectus supplement, if an event of default has occurred and is continuing, other than an event of default described under the fifth bullet above, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that affected series may declare the principal and accrued interest of all debt securities of such affected series to be due and payable immediately. If the event of default specified in the fifth bullet above shall have occurred, the principal amount on all series of debt securities shall automatically, without any action on the part of the trustee or the holder, become immediately due and payable. These declarations may be annulled and past defaults may be waived by the holders of a majority in principal amount of the outstanding debt securities of all such affected series; however, a continuing default in payment of principal or premium of or interest on of a series of debt securities may not be annulled or waived.

      The trustee is not required to exercise any of its rights or powers under an indenture at the request, order or direction of any holders, unless the holders have offered the trustee reasonable indemnity. This right of the trustee is subject to the provisions relating to its duties during the continuance of any event of default. Subject to the provisions for indemnification and subject to the right of the trustee to decline to follow any holders’ directions under specified circumstances, the holders of a majority in aggregate principal amount of the outstanding debt securities of a series may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

      Holders of debt securities of a series may not institute any action against us under the indentures (except as set forth above and actions for payment of overdue principal, premium, if any, or interest) unless:

•	they have given the trustee advance written notice of a default that is continuing;

•	the holders of at least 25% in principal amount of the outstanding debt securities of each affected series (treated as one class) have requested the trustee to institute an action and have offered the trustee reasonable indemnity;

•	the trustee has not instituted this action within 60 days of their request; and

•	the trustee has not received direction inconsistent with such written request from the holders of a majority in aggregate principal amount of the debt securities of each affected series (treated as one class).

      Each year that a series of debt securities is outstanding under an indenture, we will either certify to the trustee that we are not in default of any of our obligations under that indenture or we will specify to the trustee any default that exists under that indenture.

Discharge, Defeasance and Covenant Defeasance

      We can discharge or defease our obligations under the indentures as set forth below if the applicable prospectus supplement allows.

      We may discharge certain obligations to you if your debt securities have not already been delivered to the trustee for cancellation and have either become due and payable, are by their terms due and payable or are scheduled for redemption within one year by irrevocably depositing with the trustee (a) cash, (b) in the case of debt securities of a series payable only in U.S. dollars, U.S. government obligations, or (c) a combination thereof, as trust funds in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, and any mandatory sinking fund or analogous payments, the principal of, premium, if any, and interest on your debt securities.

      If allowed by the applicable prospectus supplement, we may also:

(1) defease and be discharged from any and all obligations with respect to the debt securities of any series (“full defeasance”); or

(2) be released from our obligations under certain covenants applicable to the debt securities of any series (“covenant defeasance”),

      if we deposit money or government obligations with the trustee in sufficient amount that will provide money in an amount sufficient, without reinvestment, to pay the principal of and any premium or interest on such debt securities to maturity or redemption and any mandatory sinking fund or analogous payments thereon. As a condition to the above actions, we must deliver an opinion of counsel to the trustee stating that the holders of debt securities of the affected series will not recognize income, gain or loss for federal income tax purposes as a result of our actions and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if we had not taken these actions. Such opinion of counsel, in the case of defeasance under clause (1) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the applicable indenture.

      We may exercise our full defeasance option for a series of debt securities despite our prior exercise of our covenant defeasance option. If we exercise our full defeasance option, payment of the debt securities of a series may not be accelerated because of an event of default. If we exercise our covenant defeasance option, payment of the debt securities of a series may not be accelerated by reason of default or an event of default with respect to the covenants to which the covenant defeasance is applicable.

Modification of the Indentures

      The indentures allow us to enter into supplemental indentures with the trustee without the consent of the holders of any series of debt securities to:

•	secure any debt securities;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants or events of default for the protection of the holders of a series of debt securities;

•	cure any ambiguity or correct any inconsistency in the indentures, provided that the cure or correction does not adversely affect the holders of such series of debt securities; or

•	evidence the acceptance of appointment by a successor trustee.

      Either the trustee or we may add other provisions to, or change in any manner or eliminate any of the provisions of the indentures or modify the rights of the holders of the debt securities of any series with the consent of the holders of a majority in aggregate principal amount of debt securities of such series then outstanding and affected. However, we need the consent of the holder of each outstanding debt security affected in order to:

•	extend the stated maturity of the principal of any debt security of a particular series;

•	reduce the principal amount of any debt security of a particular series;

•	reduce the rate or extend the time of payment of interest on any debt security of a particular series;

•	reduce any amount payable on redemption of any debt security of a particular series;

•	change the currency in which the principal of (including any amount in respect of original issue discount), premium, or interest on any debt security of a particular series is payable;

•	reduce the amount of any original issue discount debt security of a series that is payable upon acceleration or provable in bankruptcy;

•	impair the right to institute suit for the enforcement of any payment on any debt security of a particular series when due; or

•	reduce the percentage in aggregate principal amount of debt securities of any series, the consent of the holders of which is required for any such modification.

Subordination

      We will set forth in the applicable prospectus supplement whether the debt securities of a particular series will be issued pursuant to the subordinated debt indenture. Subordinated debt securities will be subject to the subordination provisions of the subordinated debt indenture. We would be prohibited in certain circumstances from making payments on a series of subordinated debt securities before a defined class of “senior indebtedness” is paid in full or during certain periods when a payment or other default exists with respect to certain senior indebtedness. If we issue subordinated debt securities, the applicable prospectus supplement relating to the subordinated debt securities will include a description of the specific subordination provisions and will detail which type of indebtedness will comprise “senior indebtedness” that will apply to such subordinated debt securities.

Information Concerning the Trustee

      The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties specifically set forth in that indenture. Upon an event of default under an indenture, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by an indenture at the request of any holder of debt securities of any series unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Governing Law

      The indentures and any series of debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.

PLAN OF DISTRIBUTION

      We may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors through agents or dealers. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We also reserve the right to sell securities directly to investors in those jurisdictions where we are authorized to do so.

      The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent.

      If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we may sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters under the Securities Act of 1933, as amended (the “Securities Act”) and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled under agreements with us to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for certain expenses.

      Securities offered may be a new issue of securities with no established trading market. Any underwriters to whom or agents through whom these securities are sold by us for public offering and sale may make a market in these securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading market for any such securities.

      If so indicated in an applicable prospectus supplement, we may authorize dealers acting as our agents to solicit offers by institutions to purchase the securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount or offering price of the securities sold pursuant to delayed delivery contracts will not be less nor more than, the respective amounts stated in such prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be entered into include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to approval by us.

      The securities also may be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms (“remarketing firms”), acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act.

      One or more of the underwriters, dealers or agents, and/or one or more of their respective affiliates, may be a lender under our credit agreements and may provide other commercial banking, investment banking and other services to us and/or our subsidiaries and affiliates in the ordinary course of business.

LEGAL MATTERS

      Legal matters with respect to the validity of the securities being offered hereby will be passed upon for us by Friedman Kaplan Seiler & Adelman LLP, New York, New York and Preston Gates & Ellis LLP, Seattle, Washington. Friedman Kaplan Seiler & Adelman LLP will rely on Preston Gates & Ellis LLP with respect to matters of Washington law. Certain members of Friedman Kaplan Seiler & Adelman LLP own shares of our Class A and Class B common stock. Attorneys who are partners or employed by Preston Gates & Ellis LLP who have provided advice with respect to this matter own shares of our Class A common stock.

EXPERTS

      The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Registered Independent Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our filings are also available on the Securities and Exchange Commission’s website on the Internet at http://www.sec.gov.

      This prospectus constitutes part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission under the Securities Act. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the public reference facilities maintained by the Securities and Exchange Commission in Washington, DC.

      Statements contained in this prospectus, in any prospectus supplement or in any document incorporated by reference herein as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to, or incorporated by reference in, the registration statement, each statement being qualified in all respects by such reference.

      We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus, any applicable supplement to this prospectus or any document we subsequently file with the Securities and Exchange Commission that is incorporated by reference into this prospectus. Likewise, any statement in this prospectus or any document which is incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any applicable supplement to this prospectus or any document that we subsequently file with the Securities and Exchange Commission that is incorporated by reference herein modifies or supersedes that statement. We incorporate by reference the following documents that we have previously filed with the Securities and Exchange Commission, File No. 000-28160 (other than information in such documents that is deemed not to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004;

•	Current Report on Form 8-K filed June 7, 2004; and

•	Description of our capital stock set forth in our Form 8–A dated April 8, 1996.

      We also are incorporating by reference all future reports that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the completion of the offering of the securities made hereby (other than information in such documents that is deemed not to be filed).

      We will provide without charge to each person to whom a copy of this prospectus has been delivered, on the written or oral request of that person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus other than exhibits to those documents, unless the exhibits are also specifically incorporated by reference herein. Requests for copies should be directed to Western Wireless Corporation, 3650 131st Avenue S.E., Bellevue, Washington 98006, Attention: Investor Relations, (425) 586-8700.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses payable by the registrant in connection with the sale and distribution of the securities offered hereby. All amounts are estimates except the Securities and Exchange Commission registration fee.

Registration Fee	$34,795
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	50,000
Printing Fees and Expenses	20,000
Trustee’s, Transfer Agent’s and Registrar’s Fees and Expenses	25,000
Miscellaneous	25,000

Total	$204,795

Item 15.	Indemnification of Directors and Officers

      Section 23B.08.510 of the Washington Business Corporation Act authorizes Washington corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The Company’s Amended and Restated Articles of Incorporation and Bylaws require indemnification of the Company’s officers and directors to the fullest extent permitted by Washington law. The Company also maintains directors’ and officers’ liability insurance.

      The Company’s Bylaws and Amended and Restated Articles of Incorporation provide that the Company shall, to the full extent permitted by the Washington Business Corporation Act of the State of Washington, as amended from time to time, indemnify all directors and officers of the Company and advance expenses to each of our currently acting and former directors, subject to certain exceptions in the Bylaws. In addition, the Company’s Amended and Restated Articles of Incorporation contain a provision eliminating the personal liability of directors to the Company or its shareholders for monetary damages arising out of a breach of fiduciary duty. Under Washington law, this provision eliminates the liability of a director for breach of fiduciary duty but does not eliminate the personal liability of any director for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Washington Business Corporation Act (which section relates to unlawful distributions) or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled.

      The Company has entered into separate indemnification agreements with certain of its directors and executive officers.

Item 16.	Exhibits

      The exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 17.	Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs 1(i) and 1(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on August 11, 2004.

WESTERN WIRELESS CORPORATION

By:	*

John W. Stanton
Chairman of the Board and
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* John W. Stanton	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	August 11, 2004

* Theresa E. Gillespie	Vice Chairman and a Director	August 11, 2004

* Mikal J. Thomsen	President and Director	August 11, 2004

* M. Wayne Wisehart	Executive Vice President and Chief Financial Officer	August 11, 2004

* Scott A. Soley	Vice President and Controller (Chief Accounting Officer)	August 11, 2004

* John L. Bunce Jr.	Director	August 11, 2004

* Mitchell R. Cohen	Director	August 11, 2004

* Daniel J. Evans	Director	August 11, 2004

* Jonathan M. Nelson	Director	August 11, 2004

	Signature	Title	Date

* Peggy V. Phillips		Director	August 11, 2004

* Peter H. van Oppen		Director	August 11, 2004

*By	/s/ JEFFREY A. CHRISTIANSON Jeffrey A. Christianson Attorney-in-Fact		August 11, 2004

EXHIBIT INDEX

Exhibit No.		Description

1.1	*	Form of Underwriting Agreement.
4.1		Amended and Restated Articles of Incorporation of the Company, incorporated herein by reference from Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Commission File No. 333-2432).
4.2		Bylaws of the Company, incorporated herein by reference from Exhibit 3.2 to the Company’s Registration Statement on Form S-1 (Commission File No. 333-2432).
4.3		Form of Debt Indenture (including form of Debt Securities), incorporated herein by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (Commission File No. 333-104516).
4.4		Form of Subordinated Debt Indenture (including form of Subordinated Debt Securities), incorporated herein by reference from Exhibit 4.2 to the Company’s Registration Statement on Form S-3 (Commission File No. 333-104516).
4.5	*	Articles of Amendment describing preferences, limitations, voting powers and relative rights of Preferred Stock.
4.6	*	Form of Preferred Stock Certificate.
5.1	***	Opinion of Friedman Kaplan Seiler & Adelman LLP.
5.2	***	Opinion of Preston Gates & Ellis LLP.
12.1		Computation of Ratio of Earnings to Fixed Charges, incorporated herein by reference from Exhibit 12.1 to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2004 filed on August 9, 2004.
23.1		Consent of Friedman Kaplan Seiler & Adelman LLP (included in its opinion filed as Exhibit 5.1).
23.2		Consent of Preston Gates & Ellis LLP (included in its opinion filed as Exhibit 5.2).
23.3	****	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP).
24		Powers of Attorney (included on signature page hereof).
25.1	**	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Trustee under the Debt Securities Indenture.

*	To be filed with a post-effective amendment to the Registration Statement or incorporated by reference from a Current Report on Form 8-K.

**	To be filed separately pursuant to Trust Indenture Act Section 305(b)(2).

***	Previously filed herewith.

****	Filed herewith.